Notification

We are pleased to announce that effective July 27, 2009, our new brand name is Chartis.

The launch of Chartis is an important milestone in our progress towards ensuring a strong and independent future for our company. While our name is new, we remain a leading global property-casualty and general insurance operation, with the financial strength, innovation and expertise you have grown to expect.

As we rollout the Chartis brand over the next several months, we will also be changing the names of many of our insurance companies. We will move swiftly to change the names but the timeline will be driven by our compliance with legal and regulatory requirements. The name changes do not impact your coverage in any way.

For up to date information on our brand transition, please visit us at http://chartisinsurance.com

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

  National Union Fire Insurance Company of Pittsburgh, Pa.®
  A capital stock company

INVESTMENT MANAGEMENT INSURANCE POLICY

NOTICE: EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ONLY THOSE CLAIMS OR SUITS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN. VARIOUS PROVISIONS IN THIS POLICY RESTRICT COVERAGE. PLEASE READ THE ENTIRE POLICY CAREFULLY TO DETERMINE RIGHTS, DUTIES AND WHAT IS AND IS NOT COVERED.

NOTICE: THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED BY AMOUNTS INCURRED FOR DEFENSE COSTS. AMOUNTS INCURRED FOR DEFENSE COSTS SHALL BE APPLIED AGAINST THE RETENTION AMOUNT. ALSO NOTE THAT THE COMPANY HAS THE RIGHT, BUT NOT THE DUTY TO DEFEND THE INSURED, BUT WILL PAY DEFENSE COSTS AS THEY ARE INCURRED.

POLICY NUMBER 06-283-44-37                    REPLACEMENT OF POLICY NUMBER: 00-671-23-93

                                                                               DECLARATIONS

ITEM 1.         NAMED INSURED:                     NOMURA ASSET MANAGEMENT USA, INC.

MAILING ADDRESS:	TWO WORLD FINANCIAL CENTER
BUILDING B, 22ND FLOOR
NEW YORK, NY 10281-1712

ITEM 2.          POLICY PERIOD: From:  July 30, 2009                      To: July 30, 2010
                                       (12:01 A.M. standard time at the address stated in Item 1.)

ITEM 3.          LIMIT OF LIABILITY: $10,000,000            Aggregate for all Coverages
                                                                                                    Combined And Including Defense Costs

ITEM 4.          RETENTION (each Wrongful Act or related Wrongful Acts):

$250,000          Entity Insureds retention

$0                      Individual Insureds retention

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ITEM 5.          PREMIUM:              $205,300

Premium for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act 2002: $3,034 included in policy premium.  Any coverage provided for losses caused by an act of terrorism as defined by TRIA (TRIA Losses) may be partially reimbursed by the United States under a formula established by TRIA as follows: 85% of TRIA Losses in excess of the insurer deductible mandated by TRIA, the deductible to be based on a percentage of the insurer’s direct earned premiums for the year preceding the act of terrorism.

A copy of the TRIA disclosure sent with the original quote is attached hereto.

ITEM 6.          CONTINUITY DATE: FULL PRIOR ACTS

ITEM 7.
COVERAGES. Only those of the Coverages designated as “covered” by the corresponding letter for the coverage (for example the letter A for Coverage A) in the column under the heading “COVERED” next to where they are listed below are afforded by this policy. Absence of an entry means not covered:

	COVERED	NOT COVERED
COVERAGE A	X
COVERAGE B	X
COVERAGE C	X
COVERAGE D		X

ITEM 8.	NAME AND ADDRESS OF Insurance Company (“Company”):
(This policy is issued only by the insurance company indicated below.)
National Union Fire Insurance Company of Pittsburgh, Pa.
175 Water Street
New York, NY 10038-4969

MARSH USA, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

IN WITNESS WHEREOF, the Insurer has caused this policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

/s/ Andrew N. Holland		/s/ John Doyle
SECRETARY		PRESIDENT

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE	DATE	COUNTERSIGNED AT

MARSH USA, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE
(APPLICABLE TO CERTIFIED AND NON- CERTIFIED ACTS)

You are hereby notified that under the Terrorism Risk Insurance Act, as amended, that you have a right to purchase insurance coverage for losses resulting from acts of terrorism, as defined in Section 102(1) of the Act: The term “act of terrorism” means any act that is certified by the Secretary of the Treasury- in concurrence with the Secretary of State, and the Attorney General of the United States- to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85% OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLION CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS’ LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

Insured Name:  NOMURA ASSET MANAGEMENT USA, INC.

Policy Number:  06 283 44 37
Policy Period Effective Date From:      July 30, 2009            To:    July 30, 2010

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

  National Union Fire Insurance Company of Pittsburgh, Pa.®
  A capital stock company

INVESTMENT MANAGEMENT INSURANCE POLICYSM

NOTICE: THIS IS A CLAIMS MADE POLICY. COVERAGE IS LIMITED TO LIABILITY FOR CLAIMS FIRST MADE AGAINST YOU AND REPORTED TO US WHILE THE COVERAGE IS IN FORCE. PLEASE REVIEW THE POLICY CAREFULLY AND DISCUSS THIS COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

VARIOUS PROVISIONS IN THIS POLICY RESTRICT COVERAGE. READ CAREFULLY TO DETERMINE RIGHTS, DUTIES AND WHAT IS AND IS NOT COVERED.

NOTICE: THE LIMITS OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED BY AMOUNTS INCURRED FOR LEGAL DEFENSE. FURTHER NOTE THAT AMOUNTS INCURRED FOR LEGAL DEFENSE SHALL BE APPLIED AGAINST THE RETENTION AMOUNT.

In consideration of the payment of the premium, and in reliance upon the statements made to the Company by application forming a part hereof and its attachments and the material incorporated therein, the Company agrees as follows:

1.	INSURING AGREEMENTS

Only those of the insuring agreements designated as “covered” in the Declarations apply.

COVERAGE A: INVESTMENT ADVISER PROFESSIONAL LIABILITY - AND CORPORATE REIMBURSEMENT

This policy shall, subject to the limit of liability set forth in Item 3 of the Declarations, pay on behalf of the Insured all sums which the Insured shall become legally obligated to pay as damages resulting from any claim or claims first made against the Insured and reported in writing to the Company during the Policy Period or the Extended Reporting Period (if applicable) for any Wrongful Act of the Insured or of any other person for whose Wrongful Act the Insured is legally responsible, but only if such Wrongful Act occurs prior to the end of the Policy Period and solely in rendering or failing to render Investment Advisory Services for others for compensation in the course of the Entity Insured’s business as an Investment Adviser; and with respect to the Entity Insured including amounts which the Entity Insured is permitted or required to pay as indemnification for such liability of the Individual Insured.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

COVERAGE B: MUTUAL FUND PROFESSIONAL LIABILITY AND DIRECTORS AND OFFICERS LIABILITY AND CORPORATE REIMBURSEMENT

This policy shall, subject to the limit of liability set forth in Item 3 of the Declarations, pay on behalf of the Insured all sums which the Insured shall become legally obligated to pay as damages resulting from any claim or claims first made against the Insured and reported in writing to the Company during the Policy Period or the Extended Reporting Period (if applicable) for any Wrongful Act of the Insured or of any other person for whose Wrongful Act the Insured is legally responsible, but only if such Wrongful Act occurs prior to the end of the Policy Period and solely to the course of the management  and/or operations of the Fund(s); and with respect to the Entity Insured including amounts which the Entity Insured is permitted or required to pay as indemnification for such liability of the Individual Insured.

COVERAGE C: DIRECTORS AND OFFICERS LIABILITY AND CORPORATE REIMBURSEMENT

This policy shall, subject to the limit of liability set forth in Item 3 of the Declarations, pay on behalf of the Executive Insured all sums which the Executive Insured shall become legally obligated to pay as damages resulting from any claim or claims first made against the Executive Insured and reported in writing to the Company during the Policy Period or the Extended Reporting Period (if applicable) for any Wrongful Act the Executive Insured or of any other person for whose Wrongful Act of the Executive Insured is legally responsible, but not Wrongful Acts to which Coverage A or Coverage D applies or would apply if it had been effected under this policy, and only if such Wrongful Act occurs prior to the end of the Policy Period; and with respect to the Entity Insured including amounts which the Entity Insured is permitted or required to pay as indemnification for such liability of the Executive Insured. This coverage C shall not apply to Executive Insureds of the Funds for any Wrongful Act in their capacity as such.

COVERAGE D: DISTRIBUTOR PROFESSIONAL LIABILITY - AND CORPORATE REIMBURSEMENT

This policy shall, subject to the limit of liability set forth in Item 3 of the Declarations, pay on behalf of the Insured all sums which the Insured shall become legally obligated to pay as damages resulting from any claim or claims first made against the Insured and reported in writing to the Company during the Policy Period or the extended Reporting Period (if applicable) for any Wrongful Act of the Insured or of any other person for whose Wrongful Act the Insured is legally responsible, but only if such Wrongful Act occurs prior to the end of the Policy Period and solely in rendering or failing to render Distributor Services for others for compensation in the course of the Entity Insured’s business as a Distributor; and with respect to the Entity Insured including amounts which the Entity Insured is permitted or required to pay as indemnification for such liability of the Individual Insured.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

II

DEFENSE COSTS (INCLUDED IN THE LIMIT OF LIABILITY)

With respect to any such Wrongful Act for which insurance is afforded by this policy under Insuring Agreement I Coverages A, B, C or D above, the Company shall, as part of and subject to the limit of liability set forth in Item 3 of the Declarations, pay the Insured’s Defense Costs as they are incurred, and with respect to the Entity Insured including amounts which the Entity Insured is permitted or required to pay as indemnification for such Defense Costs of the Individual Insured. The Company shall at all times have the right, but not the duty, to assume the defense of any claim against the Insured. The Insured shall give the Company such information and cooperation as it may reasonably require. In the event the Company does not assume the defense of the Insured, the Company shall, nevertheless, have the right to effectively associate with the Insured in the defense and settlement of any claim that appears reasonably likely to involve the Company, including, but not limited to, the right to effectively associate in the negotiation of a settlement.

The Insured shall not admit liability for or settle any claim or incur any Defense Costs  without the Company’s prior written consent, which consent shall not be unreasonably withheld; however, if the Insured is able to dispose of all claims which are subject to one retention amount for an amount not exceeding the retention amount (inclusive of Defense Costs), then the Company’s consent shall not be required for such claims.

If the Insured refuses to consent to any settlement recommended by the Company and acceptable to the claimant, the Company may then withdraw from the defense of the Insured (if it has assumed the Insured’s defense) by tendering control of the defense to the Insured, and the Insured shall thereafter at his own expense negotiate or defend such claim independently of the Company, and the Company’s liability shall not exceed the amount for which the claim could have been settled if such recommendation was consented to, plus Defense Costs incurred by the Company, and Defense Costs incurred by the Insured with the Company’s written consent, prior to the date of such refusal.

The Company shall not be obligated to pay any claim or judgment or Defense Costs, or to defend or continue to defend any claim if the Company has assumed the defense of the Insured, after the limit of liability set forth in Item 3 of the Declarations has been exhausted by payment by the Company of judgments and/or settlements and/or Defense Costs for any claim or claims in an amount equal to the limit of liability set forth in Item 3 of the Declarations.

With respect to the Defense Costs and any settlement of any claim made against the Insured, such Defense Costs and settlement having been consented, to by the Company, the Insured and the Company agree to use their best efforts to determine a fair and proper allocation of the amounts as between the Insured and the Company.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2.	DEFINITIONS

(a)
“Defense Costs” means reasonable and necessary fees, costs and expenses (including premiums for any appeal bond, attachment bond or similar bond, but without any obligation to apply for or furnish any such bond), incurred by the Company or by the Insured with the written consent of the Company, and resulting solely from the investigation, adjustment, defense and appeal of any claim against the Insured, but excluding salaries of any Insured and excluding loss of earnings by any Insured.

(b)	“Distributor” means the principal underwriter (as that term is defined in the Investment Company Act of 1940, as amended) of the Fund(s).

(c)	“Distributor Services” means the professional services as a Distributor.

(d)	“Fund(s)” means the investment company(ies) specifically listed in this policy as a Named Insured and the automatically covered funds below.

If Coverage B is in effect, then the insurance afforded hereunder shall automatically extend, for a period of sixty (60) days from the date the securities are first sold to the public, to any newly established investment company sponsored by a Named Insured and/or portfolio of an investment company sponsored by a Named Insured which has been declared effective by the SEC. This extension shall expire sixty (60) days from the date the securities are first sold to the public unless the Company in its absolute discretion agrees to endorse the newly established investment company and/or portfolio as an additional Named Insured under this policy. Nothing contained herein shall operate to extend the length of the Policy Period. With regard to these automatically covered Funds, the Insured shall provide the Company with whatever underwriting information is requested, and pay whatever additional premium is required by the Company. It is agreed that the decision to extend the insurance beyond sixty (60) days is solely within the Company’s absolute discretion.

(e)
“Insured” means the Named Insured, the automatically covered Funds, and any past, present or future partner, officer, trustee or employee of the Named Insured or the automatically covered Funds against whom claim is made in their capacity as such partner, officer, director, trustee or employee.

“Named Insured” means the individual, partnership, trust, corporation, Fund(s) or firm named in Item 1 of the Declarations.

“Entity Insured” means an Insured which is not a natural person.

“Individual Insured” means an Insured who is a natural person.

“Executive Insured” means an Individual Insured who is a past, present or future partner, officer, director or trustee of the Named Insured or the automatically

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

covered Funds against whom claim is made in his capacity as such partner, officer, director or trustee.

(f)	“Investment Adviser” means an Insured who, for compensation, engages in the business of rendering Investment Advisory Services.

(g)
“Investment Advisory Services” means giving financial, economic or investment advice regarding investments in securities and/or rendering investment management services pursuant to a written contract defining the scope of such advice/and or services and the compensation to be paid therefor.

(h)
“Policy Period” means the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancellation of this policy; however, to the extent this policy replaces coverage in other policies terminating at noon standard time on the inception date of such coverage hereunder, then such coverage as is provided by this policy shall not become effective until such other coverage has terminated.

(i)	“Wrongful Act” means any breach of duty, neglect, error, misstatement, misleading statement, omission or other act wrongfully done or attempted by the Insured.

3.	TERRITORY

This policy applies to Wrongful Acts which occur anywhere in the world, but only if the claim therefor is brought against the Insured in the United States of America, its territories or possessions, or Canada.

4.	EXCLUSIONS

I.	This policy does not apply:

1)
to any actual or alleged fraud, dishonesty, criminal or malicious acts or omissions; however, if such allegations are subsequently disproven by a final adjudication favorable to the Insured, then the Company shall reimburse the Insured for all reasonable Defense Costs which would have been collectible under this policy;

2)
to any actual or alleged gaining of any profit or advantage to which any Insured is not legally entitled; however, if such allegations are subsequently disproven by a final adjudication favorable to the Insured, then the Company shall reimburse the Insured for all reasonable Defense Costs which would have been collectible under this policy;

3)	to any actual or alleged Wrongful Act committed with knowledge that it was a Wrongful Act;

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

4)
to the payment to the Executive Insured of any remuneration without the previous approval of the shareholders of the Entity Insured, which payment without such previous approval shall be held to have been illegal.

5)
to any claim arising out of profits in fact made from the purchase or sale by the Individual Insured of securities of the Entity Insured within the meaning of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any state statutory law;

NOTE: The Wrongful Act of any partner, officer, director, trustee or employee who is an Insured under this policy shall not be imputed to any other partner, officer, director, trustee or employee who is an Insured under this policy for the purpose of exclusions I. 1) through 5).

II.	This policy does not apply:

1)	to any actual or alleged libel, slander or defamation;

2)	to any actual or alleged bodily injury to or sickness, disease or death of any person, or damage to or destruction of any tangible property, including the loss of use thereof;

3)	to any claim arising out of the actual or alleged inability to make any payment by any bank or banking firm or broker or dealer in securities or commodities, or selection of such;

4)
to any actual or alleged Wrongful Act occurring prior to the Continuity Date  specified in Item 6 of the Declarations, if on or before such Continuity Date any Insured knew of such Wrongful Act or could have reasonably foreseen that such Wrongful Act could lead to a claim;

5)	to any claim arising out of any pension or employee benefit plan or trust sponsored or established by any Insured for the benefit of the employees of any Insured;

6)
to any claim arising out of disputes involving fees or charges for any Insured’s  services, including but not limited to any fees or charges pursuant to a 12b- 1 plan of distribution adopted by a Fund pursuant to Rule 12b- 1; however, if the dispute is resolved by settlement consented to by the Company, or if such allegations are subsequently disproven by a final adjudication favorable to the Insured, then the Company shall reimburse the Insured for all reasonable Defense Costs which would have been collectible under this policy;

7)
to any claim against any Insured which is brought by, or on behalf of, or in the  right of, any other Insured or any affiliate thereof, including but not limited to shareholders’ derivative suits and/or representative class action suits; unless, however, only with respect to suits brought by or on behalf

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

of the shareholders of an Entity Insured, such suit(s) is instigated and continued totally independent of, and totally without the solicitation of, or assistance of, or participation of, or intervention of, any other Insured or any affiliate thereof. However, this exclusion shall not apply to any claim by a Fund where in the opinion of independent legal counsel selected by and at the expense of an Entity Insured, (selection of such counsel being subject to approval by the Company, which approval shall not be unreasonably withheld), the failure to make such claim would result in liability upon the directors, officers, partners or trustees of such Fund(s), for failure to assert such claim.

With respect to claims made against an Executive Insured, this exclusion shall not apply to claims brought by an Individual Insured who is not a present or former director or  partner of the Named Insured for wrongful termination of employment or other unfair employment practices [     ] to such Individual Insured bringing the claim.

8)
to any claim arising out of the actual or alleged rendering or failing to render advice or other services to clients of any Insured in connection with any merger, acquisition, restructuring or divestiture. With respect to Coverage A, this exclusion shall not apply to coverage for the Named Insured’s activities or managing securities portfolios, giving of financial advice or investment management services relating to or in connection with investing in securities of entities which are involved in mergers, acquisitions, restructurings or divestitures, as long as the Named Insured is not a participant in such transactions.

9)
to any claim arising out of the facts alleged, or arising out of the same or related Wrongful Acts alleged or contained, in any claim which has been reported, or in any circumstances of which notice has been given, under any policy of which this policy is a renewal or replacement or which it may succeed in time;

10)
to any claim arising out of any actual or alleged act or omission by, or arising out of the status of, an Individual Insured in his capacity as a partner, officer, director, trustee or employee of any other person or entity other than the Named Insured;

11)
to fines, penalties, punitive or exemplary damages, the multiplied portion of multiplied damages, taxes, nonpecuniary relief, any amount for which the Insured is not financially liable or which is without legal recourse to the Insured, or matters which may be deemed uninsurable under the law pursuant to which this policy shall be construed;

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

12)	to any claim alleging, arising out of, based upon, attributable to or in any way involving, directly or indirectly:

(1)	the actual, alleged or threatened discharge, dispersal, release or escape of pollutants, or

(2)
any direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize pollutants, including but not limited to claims alleging damage to an Entity Insured or its security holders.

Pollutants includes (but is not limited to) any solid, liquid, gaseous or thermal irritant or contaminant, infectious or otherwise, including (but not limited to) smoke, vapor, soot, fumes, acids, alkalis, chemicals and waste. Waste includes (but is not limited to) materials to be recycled, reconditioned or reclaimed;

13)
with respect to any particular Fund or portfolio of a Fund, to any actual or alleged Wrongful Act occurring prior to the date the registration statement pertaining thereto was declared effective by the SEC;

14)
to any claim arising out of any attempt, whether successful or unsuccessful, by any person or entity to acquire securities of an Entity Insured against the opposition of the Executive Insureds, or any action, whether successful or unsuccessful, by the Entity Insured or the Executive Insureds to resist such attempts; however, this exclusion shall not apply if, before taking any such resistive action, the Entity Insured or the Executive Insureds has obtained a written opinion (1) from independent legal counsel that such resistive action is a lawful exercise of the Executive Insureds’ business judgment and (2) from an independent investment banking firm that the price of such acquisition of securities is inadequate, and that any financial transaction approved by the Executive Insureds which is resistive of such acquisition is fair to the Entity Insured and its shareholders;

15)	to any:

a)	actual or alleged use by any Insured of, or

b)	actual or alleged aiding or abetting by any Insured in the use of, or

c)	actual or alleged participating after the fact by any Insured in the use of,

non- public information in a manner prohibited by the laws of the United States, including, but not limited to, the Insider Trading and Securities Fraud Enforcement Act of 1988 (as amended), Section 10(b) of the Securities Exchange Act of 1934 (as amended) and

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Rule 10b-5 thereunder, any state, commonwealth, territory or subdivision thereof, or the laws of any other jurisdiction, or any rules or regulations promulgated under any of the foregoing;

16)	to any claim arising out of any Insured’s activities as an Underwriter or Broker or Dealer. As used in this exclusion:

1)	“Underwriter” means an underwriter as defined in section 2.(11) of the Securities Act of 1933 as amended;

2)	“Broker” and “Dealer” shall mean broker and dealer as those terms in section 3.(a)(4) and section 3.(a)(5) of the Securities Exchange Act of 1934 as amended;

17)	to any actual or alleged failure of any Insured to effect or maintain insurance;

18)
to any claim arising out of any pending or prior litigation as of the inception date of this policy, or arising out of the same or essentially the same Wrongful Acts alleged in such pending or prior litigation.

5.	LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS)

The limit of liability stated in the Declarations is the limit of the Company’s liability for all amounts payable hereunder for all Coverages combined in settlement or satisfaction of claims, judgments or awards, and including Defense Costs, arising out of claims first made and reported to the Company during the Policy Period or during the Extended Reporting Period, regardless of the number of Insureds, claims or claimants. The aggregate limit of liability for the Extended Reporting Period shall be part of, and not in addition to, the aggregate limit of liability for the Policy Period. The Company shall be absolutely entitled to pay settlements, judgments, awards and Defense Costs as they become due and payable by the Insured without consideration of other future payment obligations.

Defense Costs are subject to, part of, and not payable by the Company in addition to, the limit of liability.

6.	RETENTION

The Company shall only be liable for those amounts payable hereunder in settlement or satisfaction of claims, judgments or awards and Defense Costs arising from any claim which is in excess of the retention amount stated in Item 4 of the Declarations, and such retention amount shall be borne by the Insured and remain uninsured. A single retention amount shall apply to all amounts payable hereunder arising from all claims alleging the same Wrongful Act or related Wrongful Acts.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

The retention stated in the Declaration as the “Entity Insureds retention” shall apply to all Insureds under this policy when claim is made:

1)
against both one or more Individual Insureds and one or more Entity Insureds except in the case where the Entity Insureds have not indemnified and are neither permitted nor required to indemnify the Individual Insureds for the amounts they have become liable to pay in which case the Entity Insureds retention shall apply to the Entity Insureds and the individual Insureds retention shall apply to the Individual Insureds; or

2)	against Entity Insureds and not against any individual Insureds.

The Individual Insureds retention shall apply to the Individual Insureds when claim is made against only one or more Individual Insureds and not against any of the Entity Insureds and the Entity Insureds have not indemnified and are neither permitted nor required to indemnify the Individual Insureds for the amounts they have become liable to pay; however, if the Entity Insureds are permitted or required to indemnify the Individual Insureds, then the Entity Insureds retention shall apply.

In cases where the Individual Insureds retention applies, it shall apply severally to each Individual Insured against whom claim is made, notwithstanding language above stating “A single retention amount shall apply to all amounts payable hereunder arising from all claims alleging the same Wrongful Act or related Wrongful Acts”.

In no event shall the total amount of retentions applied to amounts payable hereunder arising from the same or related Wrongful Act(s) exceed the Entity Insureds retention amount.

7.	NOTICE/ CLAIM REPORTING PROVISIONS

Notice hereunder shall be given in writing to Chartis Claims, Inc., 175 Water Street, New York, New York 10038. If mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Company shall be deemed notice to the Company.

(a)
The Insureds shall, as a condition precedent to the obligations of the Company under this policy, give written notice to the Company as soon as practicable during the Policy Period, or during the Extended Reporting Period (if applicable), of any claim made against the Insured, but, in all events no later than either:

(1)	anytime during the Policy Period or during the Discovery Period (if applicable); or

(2)
within 30 days after the end of the Policy Period or the Discovery Period (if applicable), as long as such Claim is reported no later than 30 days after the date such Claim was first made against an Insured.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

(b)
If during the Policy Period or during the Extended Reporting Period (if applicable), written notice of a claim has been given to the Company pursuant to Clause 7(a) above, then any claim which is subsequently made against the Insured and reported to the Company alleging, arising out of, based upon or attributable to the facts alleged in the claim of which such notice has been given, or alleging any Wrongful Act which is the same as or related to any Wrongful Act alleged in the claim of which such notice has been given, shall be considered made at the time such notice was given.

(c)
If during the Policy period or during the Extended Reporting Period (if applicable), the Insured shall become aware of any circumstances which may reasonably be expected to give rise to a claim being made against the Insured and shall give written notice to the Company of the circumstances and the reasons for anticipating such a claim, with full particulars as to dates and persons involved, then any claim which is subsequently made against the Insured and reported to the Company alleging, arising out of, based upon or attributable to such noticed circumstances or alleging any Wrongful Act which is the same as or related to any Wrongful Act alleged or contained in such noticed circumstances, shall be considered made at the time such notice of such circumstances was given.

8.	COOPERATION

The Insured shall cooperate with the Company and, upon the Company’s request, assist in making settlements, in the conduct of suits or proceedings, and in enforcing any right of contribution or indemnity against any person or organization who may be liable to the Insured. The Insured shall attend hearings, trials and depositions and shall assist in securing and giving evidence and obtaining the attendance of witnesses.

9.	EXTENDED REPORTING CLAUSE

If the Company shall cancel or decline to renew this policy, the Insured shall have the right, upon payment of an additional premium of 50% of the full annual premium, to a period of one year following the effective date of such cancellation or non- renewal (herein referred to as the Extended Reporting Period) in which to give written notice to the Company of claims first made against the Insured during such Extended Reporting Period for any Wrongful Act occurring prior to the end of the Policy Period and otherwise covered by this policy. As used herein, “full annual premium” means the premium level in effect immediately prior to the end of the Policy Period.

The rights contained in this clause shall terminate, however, unless written notice of such election together with the additional premium due is received by the Company within thirty (30) days of the effective date of cancellation or non- renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable. This clause and the rights contained herein shall not apply to any cancellation resulting from non- payment of premium.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

The offer by the Company of renewal terms, conditions, limit of liability and/or premiums different from those of the expiring policy shall not constitute a declination to renew by the Company.

10.	CANCELLATION CLAUSE

This policy may be cancelled by the Insured at any time only by mailing written prior notice to the Company or by surrender of this policy to the Company or its authorized agent. This policy may also be cancelled by the Company by delivering to the Insured or by mailing to the Insured by registered, certified, or other first class mail, at the Insured’s address as shown in Item 1 of the Declarations, written notice stating when, not less than sixty (60) days thereafter, or not less than ten (10) days thereafter if cancellation is because of nonpayment of premium when due, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

If this policy shall be cancelled by the Insured, the Company shall retain the customary short rate proportion of the premium hereon.

If this policy shall be cancelled by the Company, the Company shall retain the pro rata proportion of the premium hereon.

Payment or tender of any unearned premium by the Company shall not be a condition precedent to the effectiveness of cancellation, but such payment shall be made as soon as practicable.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

11.	SUBROGATION

In the event of any payment under this policy, the Company shall be subrogated to the extent of such payment to all the Insured’s right of recovery therefor, and the Insured shall execute all papers required and shall do everything that may be necessary to secure such rights including the execution of such documents necessary to enable the Company effectively to bring suit in the name of the Insured.

12.	OTHER INSURANCE

Such insurance as is provided by this policy shall apply only as excess over any other valid and collectible insurance.

13.	NOTICE AND AUTHORITY

It is agreed that the Insured first named in Item 1 of the Declarations shall act on behalf of all Insureds with respect to the giving and receiving of notice of claim and

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

cancellation, the payment of premiums and the receiving of any return premiums that may become due under this policy, the receipt and acceptance of any endorsements issued to form a part of this policy and the exercising or declining to exercise any right to an Extended Reporting Period.

14.	ASSIGNMENT

This policy and any and all rights hereunder are not assignable without the written consent of the Company.

15.	ACTION AGAINST COMPANY

No action shall lie against the Company unless, as a condition precedent thereto, there shall have been full compliance with all of the terms of this policy, nor until the amount of the Insured’s obligation to pay shall have been finally determined either by judgment against the Insured after actual trial or by written agreement of the Insured, the claimant and the Company.

Any person or organization or the legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. No person or organization shall have any right under this policy to join the Company as a party to any action against the Insured to determine the Insured’s liability, nor shall the Company be impleaded by the Insured or his legal representative. Bankruptcy or insolvency of the Insured or of his estate shall not relieve the Company of any of its obligations hereunder.

16.	TERMINATION OF COVERAGE FOR SUBSEQUENT WRONGFUL ACTS AFTER CERTAIN TRANSACTIONS

PART A

If, during the Policy Period, there shall occur a change of control of any Investment Adviser which is an Insured under this policy, then coverage (including but not limited to Clause 9, EXTENDED REPORTING CLAUSE), for any and all insureds hereunder with respect to such Investment Adviser and all of its activities, shall not apply to Wrongful Acts occurring subsequent to such change of control.

PART B

If, during the Policy Period, there shall be change in the majority of the partners, directors, trustees and/or officers of any Fund, or if any Fund shall be merged, consolidated or otherwise combined with any other entity or liquidated, or if the Investment Adviser and/or principal underwriter/general distributor of any Fund(s) ceases to act as such and/or any Fund(s) ceases to exist, terminates operations and/or liquidates, then coverage (including but not limited to Clause 9, EXTENDED REPORTING CLAUSE), for any and all Insureds hereunder, with respect to the Fund which underwent such event, shall not apply to Wrongful Acts occurring subsequent to such event unless the Company in its absolute discretion gives its consent in writing by endorsement to this

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

policy. Written notice of such event must be given to the Company as soon as practicable, but not later than 15 days after the occurrence thereof.

PART C

If during the Policy Period:

1.
the Entity Insured first named in Item 1 of the Declarations (herein called the “First Named Insured”) shall consolidate with or merge into, or sell all or substantially all of its assets to, any other person or entity or group of persons and/or entities acting in concert; or

2.
any person or entity or group of persons and/or entities acting in concert shall acquire an amount of the outstanding securities representing more than 50% of the voting power for the election of Directors of the First Named Insured, or acquires the voting rights of such an amount of such securities;

(either of the above events herein referred to as the “Transaction”)

then, there shall be no coverage afforded by any provision of this policy (including but not limited to Clause 9, EXTENDED REPORTING CLAUSE) for any alleged Wrongful Act occurring after the effective date of the Transaction.

The first Named Insured shall give the Insurer written notice of the Transaction as soon as practicable, but not later than 15 days after the effective date of the Transaction.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 1

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy; and 2) “Insured” means the Named Corporation, Named Organization, Named Sponsor, Named Insured, Named Entity or Insured stated in the declarations page;

The policy is hereby amended as follows:

I.	The Cancellation and When We Do Not Renew provisions are deleted and replaced by the following:

(a)	CANCELLATION BY THE INSURED

This policy may be cancelled by the Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer stating when thereafter such cancellation shall be effective. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

(b)	CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL BY THE INSURER

(i)
If this policy has been in effect for sixty (60) or fewer days when  cancellation notice is mailed, and this policy is not a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than twenty (20) days thereafter (fifteen (15) days thereafter if cancellation is because of one of the reasons for cancellation set forth in subsection (ii) below) the cancellation shall be effective. Notice of cancellation issued by the Insurer shall specify the grounds for cancellation.

(ii)
If this policy has been in effect for more than sixty (60) days when  notice of cancellation is mailed, or if this policy is a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than fifteen (15) days thereafter the cancellation shall be effective; however, such cancellation must be based on one or more of the following:

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 1    (continued)

(A)	nonpayment of premium, provided, however, that a notice of cancellation on this ground shall inform the first Named Insured of the amount due;

(B)	conviction of a crime arising out of acts increasing the hazard insured against;

(C)	discovery of fraud or material misrepresentation in the obtaining of the policy or in the presentation of a claim thereunder;

(D)
after issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current Policy Period;

(E)
material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

(F)
required pursuant to a determination by the New York Superintendent of Insurance that continuation of the present premium volume of the Insurer would jeopardize the Insurer’s solvency or be hazardous to the interests of Insureds of the Insurer, its creditors or the public;

(G)	a determination by the New York Superintendent of Insurance that the continuation of the policy would violate, or would place the Insurer in violation of, any provision of the New York Insurance Law;

(H)	revocation or suspension of an Insured’s license to practice his profession; or

(I)
where the Insurer has reason to believe that there is a probable risk or danger that the Insured will destroy or permit the destruction of the insured property for the purpose of collecting the insurance proceeds, provided, however, that:

(1)
a notice of cancellation on this ground shall inform the  Insured in plain language that the Insured must act within ten days if review by the department of the ground for cancellation is desired pursuant to item (3) of this  subparagraph (I);

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 1    (continued)

(2)	notice of cancellation on this ground shall be provided simultaneously by the Insurer to the department; and

(3)
upon written request of the Insured made to the department within ten days from the Insured’s receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds no sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Notice of cancellation by the Insurer shall specify the grounds for cancellation.

(iii)

(A)	The Insurer shall mail to the Insured, and to his authorized insurance agent or broker, written notice indicating the Insurer’s intention:

(1)	not to renew this policy;

(2)
to condition its renewal upon change of limits, change in type of coverage, reduction of coverage, increased deductible or addition of exclusions or upon increased premiums in excess of ten percent; (exclusive of any premium increase generated as a result of increased exposure units or as a result of experience rating, loss rating, or audit);

(3)
that the policy will not be renewed or will not be renewed upon the same terms, conditions or rates; such alternative renewal notice must be mailed or delivered on a timely basis and advise the Insured that a second notice shall be mailed at a later date indicating the Insurer’s intention as specified in subparagraph (1) or (2) of this paragraph (A) and that coverage shall continue on the same terms, conditions and rates as expiring, until the later of the expiration date or sixty (60) days after the second notice is mailed or delivered; such alternative renewal notice also shall advise the insured of the availability of loss information and, upon written request, the request, the insurer shall furnish such loss information within ten (10) days to the insured.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 1    (continued)

(B)
A nonrenewal notice as specified in subparagraph (1), a conditional renewal notice as specified in subparagraph (2), and the second notice described in subparagraph (3) of paragraph (A) of this subsection (iii) shall contain the specific reason or reasons for nonrenewal or conditional renewal, and set forth the amount of any premium increase and nature of any other proposed changes.

(C)	The notice required by paragraph (A) of this subsection (iii) shall be mailed at least sixty (60) but not more than one hundred twenty (120) days in advance of the end of the Policy Period.

(D)

(1)
If the Insurer employs an alternative renewal notice as authorized by subparagraph (3) of paragraph (A) of this subsection (iii), the Insurer shall provide coverage on the same terms, conditions, and rates as the expiring policy, until the later of the expiration date or sixty (60) days after the mailing of the second notice described in such subparagraph.

(2)
Prior to the expiration date of the policy, in the event that an incomplete or late conditional renewal notice or a late nonrenewal notice is provided by the Insurer, the Policy Period shall be extended, at the same terms and conditions as the expiring policy, except that the annual aggregate limit of the expiring policy shall be increased in proportion to the policy extension, and at the lower of the current rates or the prior period’s rates, until sixty (60) days after such notice is mailed, unless the Insured elects to cancel sooner.

(3)
In the event that a late conditional renewal notice or a late nonrenewal notice is provided by the insurer on or after the expiration date of the policy, coverage shall remain in effect on the same terms and conditions of the expiring policy for another required policy period, and at the lower of the current rates or the prior period’s rates unless the insured during the additional required policy period has replaced the coverage or elects to cancel, in which event such cancellation shall be on a pro rata premium basis.

(iv)	Nothing herein shall be construed to limit the grounds for which the Insurer may lawfully rescind this policy or decline to pay a claim under this policy.

(v)	Notice required herein to be mailed to the Insured shall be mailed to the Insured at the address shown in Item 1 of the Declarations.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 1    (continued)

Notice required herein to be mailed by the Insurer shall be sent by registered, certified or other first class mail. Delivery of written notice shall be equivalent to mailing.

Proof of mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period shall terminate at the effective date and hour of cancellation or nonrenewal specified in such notice.

(vi)	If this policy shall be cancelled by the Insured, the Insurer shall retain the customary short rate proportion of the premium hereon.

If this policy shall be cancelled by the Insurer, the Insurer shall retain the pro rata proportion of the premium hereon.

Payment or tender of any unearned premium by the Insurer shall not be a condition of cancellation, but such payment shall be made as soon as practicable.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 2

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E- MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.
Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c- claim@chartisinsurance.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: c- Claim for Financial Lines, Chartis Claims, Inc., 175 Water Street, 9th Floor, New York, New York 10038 or faxing such notice to (866) 227-1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)
 “Notice of Claim Reporting” means “notice of claim/circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 3

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

INVESTIGATION ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.
Solely with respect to “covered” insuring clauses as set forth in Item 7 of the Declarations, the Company shall, subject to the terms, conditions and exclusions of this policy, including the limit of liability set forth in Item 3 of the Declarations, pay on behalf of the Insured all sums which the Insured shall become legally obligated to pay as Formal Investigation Costs in response to a Formal Investigation, provided the Formal Investigation is reported in writing to the Company during the Policy Period or the Extended Reporting Period (if applicable), is attributable to a Wrongful Act of the Insured and is otherwise covered by the applicable insuring clause.

2.	The applicable RETENTION amount shall be equal to 200% of the amount set forth in Item 4. of the Declarations. Such Retention amount shall apply to each Wrongful Act or related Wrongful Act.

3.
With respect to sums the Insured shall become legally obligated to pay as Formal Investigation Costs and otherwise covered under this endorsement, the Company shall be liable to pay 100% of such Formal Investigation Costs, excess of the applicable Retention amount described in paragraph 2 above, up to the Limit of Liability described in the Declarations, it being a condition of this insurance that the remaining 0% of the remaining Formal Investigation Costs shall be carried by the Insured at its own risk and be uninsured.

4.
Any coverage provided by this endorsement shall only be provided for Formal Investigation Costs the Insured shall become legally obligated to pay after the service of a subpoena or other writing by a government body or Self-Regulatory Organization identifying the Insured as a person or entity against whom a civil or criminal enforcement action has been commenced.

5.
No coverage shall be provided by this endorsement for any investigation costs prior to the service of a subpoena or other writing by a government body or Self-Regulatory Organization identifying the Insured as a person or entity against whom a civil or criminal enforcement action has been commenced.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 3	(Continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

6.	The policy’s Section 2, DEFINITIONS, is amended by adding the following:

(j)
“Formal Investigation” means any investigation, by a governmental body or Self-Regulatory Organization, into possible violations of law or regulation(s) by the Insured, after the service of a subpoena or other writing identifying the Insured as a person or entity against whom a civil or criminal enforcement action has been commenced.

(k)	“Formal Investigation Costs” means reasonable and necessary Defense Costs incurred by an Insured in response to a Formal Investigation.

(l)
“Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws or any national securities exchange with the Securities and Exchange Commission under the Securities and Exchange Act of 1933 (as amended) or any similar Securities Act under the laws of Canada;

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 4

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

INVESTMENT MANAGEMENT INSURANCE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.	Exclusion I. 1) and I. 2) are deleted and replaced with the following:

This policy does not apply:

1)
to any claim arising out of, based upon or attributable to the committing in fact of any criminal or deliberate fraudulent act, or any knowing or willful violation of any statute as determined in a final adjudication by a court of competent jurisdiction;

2)
to any claim arising out of, based upon or attributable to the gaining in fact of any profit or advantage to which any Insured was not legally entitled as determined in a final adjudication by a court of competent jurisdiction.

2.	Exclusion II. 14) is deleted in its entirety:

3.	Exclusion number 17 is deleted in its entirety:

4.	Exclusion II.18 is deleted in its entirety:

5.	Exclusion II.13) is deleted in its entirety:

6.	Exclusion II. 1) shall be amended to read:

II.1 )	to any actual or alleged libel or slander;

7.	Exclusion II. 3) is deleted in its entirety and replaced by the following:

II. 3)	to any claim arising out of the actual inability to make payment by any bank or banking firm or other broker or dealer in securities or commodities.

8.	Exclusion II. 2) is deleted in its entirety and replaced with the following:

II. 2)	for bodily injury, sickness, disease, or death of any person, or damage to or destruction of any tangible property, including the loss of use thereof.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 4    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

9.	Exclusion 11.5) is deleted in its entirety and replaced by the following: This policy does not apply:

11.5)	to any claim arising out of any pension or employee benefit plan or trust sponsored or established by any Named Insured for the benefit of any employees of any Named Insured;

RIGHT TO SELECT COUNSEL

10.	The Insured shall have the right to select his/her own legal defense counsel, subject to the approval of the Company which shall not be unreasonably withheld.

ESTATES/MARITAL EXTENSION

11.	a)
Subject otherwise to the terms hereof, this policy shall cover loss arising from a Claim made against the estates, heirs, or legal representatives of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of incompetence, insolvency or bankruptcy, who were Directors or Officers at the time the Wrongful Acts upon which such Claims are based were committed.

b)
Subject otherwise to the terms hereof, this policy shall cover loss arising from a Claim made against the lawful spouse (whether such status is derived by reason of statutory law, common law or otherwise of any applicable jurisdiction in the world) or other legally recognized domestic partner of an individual Director or Officer for a Claim arising solely out of his or her status as the spouse or legally recognized domestic partner of an individual Director or Officer, including a Claim that seeks damages recoverable from marital community property, property jointly held by the individual Director or Officer and the spouse or legally recognized domestic partner, or property transferred from the individual Director or Officer to the spouse or legally recognized domestic partner; provided, however, that this extension shall not afford coverage for any Claim for any actual or alleged Wrongful Act of the spouse, but shall apply only to Claims arising out of any actual or alleged Wrongful Acts of an individual Director or Officer, subject to the policy’s terms, conditions and exclusions.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 4    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

TERRITORY AMENDED TO WORLDWIDE

12.	Section 3, TERRITORY is hereby deleted in its entirety and replaced with the following:

3.	TERRITORY

This policy applies to Wrongful Acts which occur anywhere in the world.

EXTENDED REPORTING PERIOD AMENDED TO BI-LATERAL EXTENDED REPORTING PERIOD

13.	Clause 9, Extended Reporting Clause, is deleted in its entirety and replaced by the following:

9.	EXTENDED REPORTING CLAUSE

If the Company or the Insured shall cancel or decline to renew this policy, the Insured shall have the right, upon payment of an additional premium of 100% of the current premium, to a period of 365 days following the effective date of such cancellation or non-renewal (herein referred to as the Extended Reporting Period) in which to give written notice to the Company of claims first made against the Insured during such Extended Reporting Period for any Wrongful Act occurring prior to the end of the Policy Period and otherwise covered by this policy.

The rights contained in this clause shall terminate, however, unless written notice of such election together with the additional premium due is received by the Company within ten (10) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable. This clause and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 4    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION CLAUSE AMENDED-NON CANCELABLE EXCEPT FOR NONPAYMENT

14.	Clause 10., CANCELLATION CLAUSE, is deleted in its entirety and replaced by the following:

10. CANCELLATION CLAUSE

The Company may not cancel this policy except for non-payment of premium when due. In such event the Company may cancel this policy by providing the Named Insured first listed in Item 1 of the Declarations written notice stating when, not less than thirty (30) days thereafter, such cancellation shall be effective.

This policy may be cancelled by the Insured at any time only by mailing written prior notice to the Company or by surrender of this policy to the Company or its authorized agent. If this policy shall be cancelled by the Insured, the Company shall retain the customary short rate proportion of the premium hereon.

If this policy shall be cancelled by the Company, the Company shall retain the pro rata proportion of the premium hereon.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

CLAUSE 7., NOTICE/CLAIM REPORTING PROVISIONS, is deleted in its entirety and replaced by the following.

15.	NOTICE/CLAIM REPORTING PROVISIONS

Notice hereunder shall be given in writing to AIG Domestic Claims, Attn: c-Claim for Financial Lines, 175 Water Street, 9th Floor, New York, NY 10038. If mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Company shall be deemed notice to the Company.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 4    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

(a)
The Insureds shall, as a condition precedent to the obligations of the Insurer under this policy, give written notice to the Insurer of a Claim made against an Insured as soon as practicable after the Named Insured’s Chief Operating Officer becomes aware of the Claim and either:

(1)	anytime during the Policy Period or during the Extended Reporting Period if applicable); or

(2)           within 90 days after the end of the Policy Period or the Extended  Reporting Period (if applicable), as long as such Claim(s) is reported no later than 90 days after the Named Insured’s Chief Operating Officer becomes aware of the Claim.

(b)
If written notice of a Claim has been given to the Insurer pursuant to Clause 7(a) above, then a Claim which is subsequently made against the Insureds and reported to the Insurer alleging, arising out of, based upon or attributable to the facts alleged in the Claim for which such notice has been given, or alleging any Wrongful Act which is the same as or related to any Wrongful Act alleged in the Claim of which such notice has been given, shall be considered made at the time such notice was given.

(c)
If during the Policy Period or during the Extended Reporting Period (if applicable) the Company or the Insureds shall become aware of any circumstances which may reasonably be expected to give rise to a Claim being made against the Insureds and shall give written notice to the Insurer of the circumstances and the reasons for anticipating such a Claim, with full particulars as to dates, persons and entities involved, then a Claim which is subsequently made against the Insureds and reported to the Insurer alleging, arising out of, based upon or attributable to such circumstances or alleging any Wrongful Act which is the same as or related to any Wrongful Act alleged or contained in such circumstances, shall be considered made at the time such notice of such circumstances was given.

ALL OTHER TERMS, CONDITIONS AND EXCLUSION SHALL REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 5

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

NUCLEAR ENERGY LIABILITY EXCLUSION

In consideration of the premium charged, it is hereby understood and agreed that the Insurer shall not be liable to make any payment for Loss in connection with any Claim(s) made against any Insured(s):

A.	alleging, arising out of, based upon, attributable to, or in any way involving, directly or indirectly the hazardous properties of nuclear material, including but not limited to:

(1)	nuclear material located at any nuclear facility owned by, or operated by or on behalf of, the Company, or discharged or dispersed therefrom; or

(2)	nuclear material contained in spent fuel or waste which was or is at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of the Company; or

(3)	the furnishing by an Insured or the Company of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility; or

(4)
claims for damages to the company or its shareholders which alleges, arises from, is based upon, is attributed to or in any way involves, directly or indirectly, the hazardous properties of nuclear material.

B.	(1)
which is insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability underwriters, or Nuclear Insurance Association of Canada, or would be insured under any such policy but for its termination or exhaustion of its Limit of Liability; or,

(2)
with respect to which (a) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (b) the Insured is, or had this policy not been issued would be entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into the United States of America, or any agency thereof, with any person or organization.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 5    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

As used in this endorsement:

“hazardous properties” include radioactive, toxic or explosive properties;

“nuclear material” means source material, special nuclear material or byproduct material;

“source material”, “special nuclear material”, and “byproduct material” have the meanings given them in the Atomic Energy Act of 1954 or in law amendatory thereof;

“spent fuel” means any fuel element or fuel component, solid or liquid, which has been used or, exposed to radiation in a nuclear reactor;

“waste” means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof;

“nuclear facility” means -

(a)	any nuclear reactor,

(b)	any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c)
any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the Insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d)
any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations;

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 5    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

 “nuclear reactor” means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 6

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

ORGANIZATION ENTITY COVERAGE

I.

In consideration of the premium charged, it is hereby understood and agreed that Clause 1. INSURING AGREEMENTS, I, is amended to include the following additional coverage at the end thereof:

COVERAGE E: ORGANIZATION ENTITY COVERAGE

This policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations, pay on behalf of the Entity Insured all sums which the Entity Insured shall become legally obligated to pay as damages resulting from a claim first made against the Entity Insured during the Policy Period or the Extended Reporting Period (if applicable) and reported to the Company pursuant to the terms of this policy for any Wrongful Act of the Entity Insured.

II.

It is further understood and agreed that ITEM 7. of the DECLARATIONS, COVERAGES is amended to include the following at the end thereof:

	COVERED	NOT COVERED

COVERAGE E	X

III.

It is further understood and agreed that the first sentence of Clause 1. INSURING AGREEMENTS, II, DEFENSE COSTS (INCLUDED IN THE LIMIT OF LIABILITY) is deleted in its entirety and replaced with the following:

With respect to any such Wrongful Act for which insurance is afforded by this policy under Insuring Agreement I Coverages A, B, C, D or E above, the Company shall, as part of and subject to the limit of liability set forth in Item 3 of the Declarations, pay the Insured’s Defense Costs as they are incurred, and with respect to the Entity Insured including amounts which the Entity Insured is permitted or required to pay as indemnification for such Defense Costs of the Individual Insured.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 6    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

IV.

Solely with respect to the coverage granted by this endorsement, it is understood and agreed that Clause 4. EXCLUSIONS II. is amended by adding the following to the end thereof:

19)
to any claim alleging, arising out of, based upon or attributable to any Insured’s performance of or failure to perform professional services for others, or any act(s), error(s) or omission(s) relating thereto.

20)
to violation(s) of any of the responsibilities, obligations or duties imposed by the Employee Retirement Income Security. Act of 1974, the Fair Labor Standards Act (except the Equal Pay Act), the National Labor Relations Act, the Worker Adjustment and Retraining Notification Act, the Consolidated Omnibus Budget Reconciliation Act, the Occupational Safety and Health Act, any rules or regulations of the foregoing promulgated thereunder, and amendments thereto or any similar provisions of any federal, state or local statutory law or common law;

21)
to any claim alleging, arising out of, based upon or attributable to any actual or alleged contractual liability of an Insured under any express contract or agreement; provided, however, that this exclusion shall not apply to liability which would have attached in the absence of such express contract or agreement;

22)
to any claim alleging, arising out of, based upon or attributable to any public offering of securities by the Entity Insured or an affiliate or alleging a purchase or sale of such securities subsequent to such public offering;

23)	to any claim for emotional distress, or for injury from libel or slander, or defamation or disparagement, or for injury from a violation of a person’s right of privacy;

24)
to any claim alleging, arising out of, based upon or attributable to any obligation pursuant to any worker’s compensation, disability benefits, unemployment compensation, unemployment insurance, retirement benefits, social security benefits or similar law;

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 6    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

25)	to any claim for any actual or alleged plagiarism, misappropriation, infringement or violation of copyright, patent, trademark, trade secret or any other intellectual property rights;

26)
to any claim for any actual or alleged violation of any law, whether statutory, regulatory or common law, respecting any of the following activities: anti-trust, business competition, unfair trade practices or tortious interference in another’s business or contractual relationships.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE POLICY REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 7

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

P&P LITIGATION EXCLUSION FOR HIGHER LIMITS

In consideration of the premium charged, it is hereby understood and agreed that with respect to the Limit of Liability of $5,000,000 excess of $5,000,000, this policy does not apply to any claim arising out of any pending and/or prior litigation as of July 30, 1997 or arising out of the same or essentially the same Wrongful Acts alleged in such pending/or prior litigation.

All other terms and conditions of the policy remain unchanged.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 8

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

PATENT INFRINGEMENT EXCLUSION

In consideration of the premium charged it is hereby understood and agreed that SECTION 4., EXCLUSIONS, CLAUSE II is amended to include the following:

The policy does not apply:

19)	to any claim alleging, based upon or arising out of infringement of patent, trademark or misappropriation of trade secrets.

Moreover, SECTION 2., DEFINITIONS is amended to include the following:

(j)
“Trade Secret” means information, including a formula, compilation, pattern, program, device, method, process or technique that derives independent economic value, actual or potential, from not being generally known and not readily ascertainable through proper means by other person who can obtain economic advantage from its disclosure or use.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 9

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

RUN-OFF ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that:

I

With respect to the Named Insureds listed below, this policy does not apply to any actual or alleged Wrongful Act occurring on or after the corresponding Run-Off Date set forth below next to the name of the Named Insured.

II

This endorsement shall only apply with respect to the following listed Named Insureds and also any past, present or future partner, officer, director, trustee or employee thereof in their capacity as such.

NAMED INSUREDS AND RUN-OFF DATES

JAKARTA GROWTH FUND	07/30/2001
NOMURA PACIFIC BASIN FUND	01/23/2002
JAPAN OTC EQUITY FUND	01/23/2002

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS SHALL REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 10

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND DEFINITION OF FUND

In consideration of the premium charged, it is hereby understood and agreed that Clause 2. DEFINITIONS is amended by deleting Definition (d) “Fund(s)” in its entirety and replacing it with the following:

(d)	“Fund(s)” means the investment company(ies) specifically listed in this policy as a Named Insured and the automatically covered funds below.

If Coverage B is in effect, then the insurance afforded hereunder shall automatically extend to any newly established investment company sponsored by a Named Insured and/or portfolio of an investment company sponsored by a Named Insured:

(i)	whose assets total less than 25% of the assets under management of Named Insured as of the inception date of this policy; or

(ii)
whose assets total 25% or more of the assets under management of Named Insured as of the inception date of this policy; but shall be an automatically covered fund only: (i) for a period of ninety (90) days; or (ii) until the end of the Policy Period, whichever ends or occurs first (hereinafter “Auto-Fund Period”);

provided that the Named Insured shall report such automatically covered fund(s) to the Company, in writing, prior to the end of the Policy Period.

The Company shall extend coverage for any automatically covered fund described in (d)(ii) above, and any Individual Insured thereof, beyond its respective Auto-Fund Period if during such Auto-Fund Period, the Named Insured shall have provided the Company with full particulars of the new automatically covered fund and agreed to any additional premium and amendment of the provisions of this policy required by the Company relating to such automatically covered fund.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 10    (continued)

Further, coverage as shall be afforded to any automatically covered fund and any Individual Insured thereof is conditioned upon the Named Insured paying when due any additional premium required by the Company relating to such automatically covered fund. It is agreed that the decision to extend the insurance beyond the Auto-Fund Period is solely within the Company’s absolute discretion.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS SHALL REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 11

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

PARENT COMPANY EXCLUSION

In consideration of the premium charged, it is hereby understood and agreed that the Insurer shall not be liable to make any payment for Loss in connection with any Claim(s) made by or on behalf of the following parent organization (“Parent”) or any directors, officers of employees thereof; or any Claim which is brought by any security holder of the Company, whether directly or derivatively, unless such security holder’s Claim is instigated and continued totally independent of, and totally, without the solicitation of, or assistance of, or active participation of, or intervention of, the Parent or any directors, officers or employees thereof.

Parent Company
Nomura Holdings, Inc.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 12

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

ADDITIONAL INSURED ENDORSEMENT - LIST FUNDS

In consideration of the premium charged, it is hereby understood and agreed that Clause 2, DEFINITIONS, paragraph (d) is amended to include the following entities:

NAMED INSURED FUNDS	RETROACTIVE DATE

KOREA EQUITY FUND, INC.	05-11-94
JAPAN SMALLER CAPITALIZATION FUND, INC.	05-11-94
NGA CAPITAL FEEDER FUND	07-30-09
NGA CAPITAL FUND	07-30-09
NGA INSTITUTIONAL LIBOR FUND	07-30-09
NGA INSTITUTIONAL LIBOR FEEDER FUND	07-30-09

Further it is hereby understood and agreed that notwithstanding anything contained in this policy to the contrary, with respect to each Named Insured Fund stated above, this policy does not apply to any wrongful acts occurring prior to the Retroactive Date stated above in this endorsement next to the particular Named Insured Fund. Insureds other than Named Insured Funds shall be subject to the Retroactive Date applicable to the Named Insured Fund of which they are or were a partner, officer, director, trustee or employee for claims made against them in such capacity.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 13

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

PUNITIVE DAMAGES ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that EXCLUSION II., 11 is deleted in its entirety and replaced by:

11)
to: (1) fines or penalties; (2) punitive or exemplary damages, unless such damages are insurable under applicable law; (3) the multiplied portion of multiplied damages; (4) taxes; (5) any amount for which the Insured is not financially liable; or (6) matters which may be deemed uninsurable under the law pursuant to which this policy shall be construed.

With respect to 11)(2) above, punitive or exemplary damages are insurable under applicable law if such damages are insurable under:

(a)	the law of the state in which the claim or suit seeking such damages is or was pending;

(b)	the law of the state in which the principal place of business of the Insured against which such claim or suit is asserted is located; or

(c)	the law of the state in which the Insured is incorporated.

If there is no state law determining whether punitive or exemplary damages are insurable in a state whose law is applicable under this endorsement, such damages shall be deemed insurable under that law of such state.

No state law, other than that specified herein, shall be deemed applicable for the purpose of Exclusion II. 11) (2).

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS SHALL REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 14

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

SEVERABILITY OF THE APPLICATION ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the following Clause is added to the policy at the end thereof:

SEVERABILITY

In granting coverage under this policy, it is agreed that the Company has relied upon the statements, warranties and representations contained in the Application as being accurate and complete. All such statements, warranties and representations are the basis for this policy and are to be considered as incorporated into this policy.

The Insureds agree that in the event that the particulars and statements contained in the Application are not accurate and complete and materially affects either the acceptance of the risk or the hazard assumed by the Insurer under the policy, then this Policy shall be void ab initio solely with respect to any of the following Insureds:

(1)
solely with respect to Loss other than Non-Indemnifiable Loss, any Individual Insured who knew as of the inception date of the Policy Period the facts that were not accurately and completely disclosed in the Application,

(2)	an Entity Insured to the extent it indemnifies any Individual Insured referenced in (1), above, and

(3)
an Entity Insured if any past or present chief executive officer, chief financial officer or chief operating officer of the Entity Insured knew as of the inception date of the Policy Period, the facts that were not accurately and completely disclosed in the Application, whether or not such Individual Insured knew that such facts were not accurately and completely disclosed in the Application.

Solely with respect to any Non-Indemnifiable Loss of any Individual Insured, under no circumstances shall the coverage provided by this Policy be deemed void, whether by rescission or otherwise, but such coverage will be subject to all other terms, conditions and exclusions of the Policy.

It is understood and agreed that this endorsement supersedes any inconsistent language contained in the Application.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 14    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

Solely with respect to this endorsement, the following definitions shall apply:

“Application” means each and every signed application, any attachments to such applications, other materials submitted therewith or incorporated therein and any other documents submitted in connection with the underwriting of this policy or the underwriting of any other directors and officers (or equivalent) liability policy issued by the Company, or any of its affiliates, of which this policy is a renewal, replacement or which it succeeds in time; and any public documents filed by an Entity Insured with the Securities and Exchange Commission (SEC) (or any similar federal, state, local or foreign regulatory agency) twelve (12) months prior to the inception date of this policy, including, but not limited to, the Entity Insured’s Annual Report(s), 10Ks, 10Qs, 8Ks and proxy statements and certifications relating to the accuracy of the foregoing.

“Non-Indemnifiable Loss” means all sums which the Individual Insured is legally obligated to pay as damages, settlements and Defense Costs arising from any claim made against the Individual Insured for any Wrongful Act of the Individual Insured for which the Entity Insured has neither indemnified nor is permitted or required to indemnify an Individual Insured pursuant to law or contract or the charter, bylaws, operating agreement or similar documents of the Entity Insured.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 15

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND FEE EXCLUSION

In consideration of the premium charged, it is hereby understood and agreed that the policy is hereby amended as follows:

I.

Clause 4. EXCLUSIONS (II)(6) is hereby deleted in its entirety and replaced by the following:

(6)
to any claim arising out of a dispute involving a fee or charge for any Insured’s service, including but not limited to any fee or charge pursuant to a 12b-1 plan of distribution adopted by a Fund pursuant to Rule 12b-1 (“Fee Claim”); provided, however, the foregoing exclusion shall not apply to:

1)           Non-lndemnifiable Loss of any Individual Insured.

2)           Defense Costs

II.

Clause 2. DEFINITIONS is hereby amended to include the following definition at the end thereof:

(j)
“Non-lndemnifiable Loss” means Loss for which an Entity Insured has neither indemnified nor is permitted or required to indemnify an Individual Insured pursuant to law or contract or the charter, bylaws, operating agreement or similar documents of an Entity Insured.

III.

Solely for the purpose of the applicability of the coverage provided by this endorsement, the Named Insured will be conclusively deemed to have indemnified the Individual Insured to the fullest extent that the Named Insured is permitted or required to indemnify the Individual Insured pursuant to law, common or statutory, or contract, or the charter or by-laws of the Named Insured.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 16

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

ORDER OF PAYMENTS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that following Clause is added to the end of the policy:

ORDER OF PAYMENTS

In the event of payment of any sums which the Named Insured shall become legally obligated to pay as damages resulting from any claim for which payment is due under the provisions of this policy (“Loss”), then the Insurer shall in all events:

(a)
first, pay Loss for which the Insured is not permitted by common or statutory law to indemnify any Individual Insured, or is permitted or required to indemnify such Individual Insured but does not do so by reason of Financial Impairment; and then

(b)
only after payment of Loss has been made pursuant to Clause (a) above, with respect to whatever remaining amount of the Limited of Liability is available after such payment, at the written request of the chief executive officer of the Named Insured, either pay or withhold payment of such other Loss for which the Named Insured is permitted or required to indemnify any Individual Insured; and then

(c)
only after payment of Loss has been made pursuant to Clause (a) and (b) above, with respect to whatever remaining amount of the Limited of Liability is available after such payment, at the written request of the chief executive officer of the Named Insured, either pay or withhold payment of such other Loss for which coverage is provided under this policy.

In the event the Company withholds payment pursuant to Clause (b) and/or Clause (c) above, then the Company shall, at such time and is such manner as shall be set forth in written instructions of the chief executive officer of the Named Insured, remit such payment to the Named Insured or directly to or on behalf of an Individual Insured.

The bankruptcy or insolvency of any Named Insured shall not relieve the Company of any of its obligations to prioritize payment of covered Loss under this policy pursuant to this Clause.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 17

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

SETTLEMENT OPPORTUNITY ENDORSEMENT

;In consideration of the premium charged, it is hereby understood and agreed that CLAUSE 1. INSURING AGREEMENTS, Section II, paragraph 3 is deleted in its entirety and replaced by:

;

;If the Insurer recommends a settlement within the policy’s applicable Limit of Liability which is acceptable to the claimant (a “Settlement Opportunity”), and the Insureds consent to such settlement, then the Insured’s applicable retention amount shall be retroactively reduced by ten percent (10%) for such Loss. It shall be a condition to such reduction that the Insureds must consent to such settlement within thirty (30) days of the date the Insureds are first made aware of the Settlement Opportunity, or in the case of a Settlement Opportunity which arises from a settlement offer by the claimant, then within the time permitted by the claimant to accept such settlement offer, but in all events no later than thirty (30) days after the settlement offer was made.

However, if a Settlement Opportunity arises and the Insureds do not consent to the settlement within the time frame described above, the retention amount shall remain the applicable amount set forth in Item 5 of the Declarations even if consent is given to a subsequent settlement.

Furthermore, in the event the Insureds do not consent to the Settlement Opportunity within the time frame described above, then the Insurer’s liability for all Loss on account of such Claim shall not exceed: (1) the amount for which the Insurer could have settled such Claim plus Defense Costs incurred as of the date such settlement was proposed in writing by the Insurer, (“Total Settlement Amount”), plus (2) 60% of covered Loss in excess of such Total Settlement Amount, it being a condition of this insurance that the remaining 40% of such Loss excess of the Total Settlement Amount shall be carried by the Company and the Insureds at their own risk and be uninsured. Notwithstanding the foregoing, this paragraph shall not apply unless the Total Settlement Amount exceeds the Retention amount stated in Item 5 of the Declarations.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 18

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION AMENDATORY (PRO RATA)

Wherever used herein: (1) “Policy” means the policy or bond to which this endorsement or rider is made part of; (2) “Insurer” means the “Insurer,” “Underwriter,” “Company” or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) “Company” means the “Named Entity,” “Named Corporation,” Named Organization,” “Named Sponsor,” “Named Insured,” “First Named Insured,” “Insured’s Representative,” “Policyholder” or equivalent term stated in Item 1 of the Declarations; and (4) “Period” means the “Policy Period,” “Bond Period” or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Company, the Insurer shall retain the right to the premium amount for the portion of the Period during which the Policy was in effect.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 19

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

STATE AMENDATORY INCONSISTENT

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.
In the event that there is an inconsistency between any: (a) state amendatory attached to this policy, or any other wording attached to this policy to comply with applicable law; and (b) any other term, condition or limitation of this policy; then, to the extent permitted by law, subject to the limitations below, the Insurer will resolve the inconsistency by applying the terms, conditions or limitations that are more favorable to the policyholder.

2.
This endorsement shall not apply to the extent that: (a) any state amendatory or other wording expressly limits coverage in order to comply with applicable law, or (b) any such amendatory or other compliance wording amends language applicable to premium. In such events, the state amendatory or other compliance wording will govern over any other term, condition or limitation of the policy.

3.	“Policyholder” means the first Named Entity, Named Organization, Named Corporation, Named Sponsor, Named Insured or other policyholder designated in Item 1 of the Declarations of this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 20

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

COST OF CORRECTIONS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the Company shall pay on behalf of the Insured all loss or damage incurred by the Insured’s consent to correct any situation arising out of any actual Wrongful Act(s) of an Insured provided that: (i) such Wrongful Act is reported to Raymond DeCarlo, Financial Institutions Claims Divisional Senior Vice President, A.I. Management and Professional Liability Claim Adjusters within twenty-four (24) hours of the discovery of the Wrongful Act and the Company shall have given its written consent prior to such correction; and (ii) if not corrected, such Wrongful Act would have resulted in a claim by any customer or client of the Insured for loss or damage for which the Insured would be liable and which, in the absence of any correction, have constituted a valid covered claim for which the Company would be liable under this policy.

Coverage under this endorsement is subject to all of the following additional conditions:

1.	such Wrongful Act arises solely out of the Insured’s failure to follow directions from a customer or client in connection with the investment of the customer’s or client’s assets; and

2.	such Wrongful Act occurs during the Policy Period or Discovery Period (if applicable); and

3.
such Wrongful Act arises in the ordinary course of the Insured’s operations and, if not corrected, would automatically result in damage to a customer or client of the Insured or if the customer or client is a mutual fund, result in a claim by the shareholders of the mutual fund; and

4.	The, applicable RETENTION amount shall be equal to 200% of the amount set forth in Item 4. of the Declarations. Such Retention amount shall apply to each Wrongful Act or related Wrongful Act.

5.	Coinsurance of 0% will apply after satisfaction of the applicable RETENTION.

6.
The Limit of Liability set forth in Item 3. of the Declarations shall not be applicable. The applicable Limit of Liability shall be: $10,000,000 (aggregate for all losses submitted under this endorsement). Such Limit of Liability shall be part of and not in addition to the applicable Limit of Liability set forth in Item 3 of the Declarations.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 20    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

7.
The Insured shall provide a sworn proof of loss setting forth all the circumstances of the loss and explaining why the Insured believes it is entitled to coverage under this endorsement. At the request of the Company, the Insured shall make its officers and employees available for interview by the Company in connection with the submission of the claim under this endorsement and/or the proof of loss.

Nothing contained in this Endorsement shall obligate the Insurer to reimburse the Insured for loss or damages arising out of:

1)	any known Wrongful Act; or

2)
any Wrongful Act for which the Insured would not be liable pursuant to any contractual provision defining the scope of the Insured’s liability or providing protection from liability including, without limitation, any applicable exculpatory provision;

3)	any wire or electronic transfer of funds; or

4)	any contractual obligation to a customer or client of the Insured, guaranteeing any rate of return or the fulfillment of any minimum performance standards.

5)
the diminution in value of the money, securities, property or any other item of value, unless caused by a Wrongful Act of any person or entity insured under this policy in the execution or implementation of investment advice or any investment decision; or

6)	arising out of the loss of money, securities or other property in the custody or control of the insured.

7)	that portion position of Loss or damages which is not otherwise covered under the Policy.

In the event of coverage under this endorsement, the giving of the notice by the Insured shall be deemed to be notice of a claim made against an Insured at the time the notice is given to the Insurer.

Any disputes in connection with the coverage afforded by this Endorsement shall be submitted to the American Arbitration Association under and in accordance with its then prevailing commercial arbitration rules. It is further understood and agreed that the arbitration rules.

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 20    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

It is further understood and agreed that the arbitration will be held in New York, U.S.A. and that the award rendered by the arbitrator(s) shall be final and binding upon the parties and judgment thereon may be entered in any court having jurisdiction thereof.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS SHALL REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 21

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

EXCLUSION II.7 AMENDED ENDORSEMENT

In consideration of the premium charged it is hereby understood and agreed that Clause 4. EXCLUSIONS, Section II, paragraph 7) is deleted in its entirety and replaced with the following:

7)
which is brought by or on behalf of an Insured in any respect and whether or not collusive, or which is brought by any security holder or member of, or investor in an Entity Insured, whether directly or derivatively, unless such security holder’s, member’s, or investor’s claim is instigated and continued totally independent of, and totally without the solicitation of, or assistance of, or active participation of, or intervention of, any Executive Insured or Entity Insured; provided, however, that this exclusion shall not apply to any claim brought by:

(1)
a Fund, where in the opinion of independent legal counsel selected by and at the expense of an Entity Insured (selection of such counsel being subject to approval by the Insurer, which approval shall not be unreasonably withheld), the failure to make such claim would result in liability upon an Executive Insured or Employee of such Fund for failure to assert such claim;

(2)	an Investment Advisor against a Fund, or an Executive Insured or Employee of a Fund, who is not employed by, or is not a director of, such Investment Advisor;

(3)	an Insured against any Independent Director or Advisory Board Member, or against a Fund so long as the Fund remains a co-defendant in a claim against one or more Independent Directors;

(4)	an Executive Insured or Employee of a Fund who is not employed by, or a director of, an Investment Advisor, against any Investment Advisor;

(5)	an Executive Insured or Employee in the form of a cross-claim or third-party claim for contribution or indemnity which is part of, and results directly from a claim that is covered by this policy;

(6)	or on behalf of an Entity Insured in bankruptcy, by the examiner, trustee, receiver, liquidator or rehabilitator (or any assignee thereof) of such Insured, if any;

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 21    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

(7)
a past Executive Insured who has not served as a duly elected or appointed director, officer, trustee, management committee member, Advisory Board Member, general partner, managing member or member of the board of managers of an Entity Insured for at least two (2) years prior to such Claim being first made against such Executive; or

(8)
an Executive Insured of an Entity Insured formed and operating in a foreign jurisdiction against such Entity Insured or any Executive Insured thereof, provided that such Claim is brought and maintained outside the United States of America, Canada or any other common law country (including any territories thereof);

As used herein, “Advisory Board Member” means an individual serving on an advisory board or advisory committee of an Entity Insured, which advisory board or advisory committee was created pursuant to a partnership agreement, operating agreement or equivalent governing documents of such Entity Insured.

As used herein, “Employee” means any natural person that is a past, present or future employee of an Entity Insured, whether such employee is in a supervisory, co-worker or subordinate position or otherwise, including any full-time, part-time, seasonal and temporary employee. An individual who is leased to an Entity Insured, or is contracted to perform work for an Entity Insured, or who is an independent contractor for an Entity Insured shall also be an Employee, but only if the Entity Insured provides indemnification to such individual in the same manner as is provided to the Entity Insured’s Employees.

As used herein, “Independent Director” means any individual who is a director or trustee of a Fund, if such individual is not an “interested person” of such Fund within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 (as amended).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 22

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND NAMED INSURED

In consideration of the premium charged, it is hereby understood and agreed that ITEM 1. NAMED INSURED of the DECLARATIONS page is amended to include the following:

NOMURA ASSET MANAGEMENT USA, INC.
NOMURA ASSET MANAGEMENT - HONG KONG (effective 07-10-1999)
NOMURA ASSET MANAGEMENT - SINGAPORE (effective 07-10-1999)
NOMURA ASSET MANAGEMENT - MALAYSIA (effective 05-01-2007)

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 23

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 24

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
74649	11/99	INVESTMENT MANAGEMENT INSURANCE POLICY
81285	01/03	TRIA DEC DISCLOSURE FORM
74650	01/00	INVESTMENT MANAGEMENT INSURANCE POLICY
69898	09/06	NEW YORK AMENDATORY - CANCELLATION/NONRENEWAL
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
INVESTIGATION ENDORSEMENT
INVESTMENT MANAGEMENT INSURANCE ENDORSEMENT
NUCLEAR ENERGY LIABILITY EXCLUSION
ORGANIZATION ENTITY COVERAGE
P&P LITIGATION EXCLUSION FOR HIGHER LIMITS
PATENT INFRINGEMENT EXCLUSION
RUN-OFF ENDORSEMENT
AMEND DEFINITION OF FUND
PARENT COMPANY EXCLUSION
ADDITIONAL INSURED ENDORSEMENT - LIST FUNDS
PUNITIVE DAMAGES ENDORSEMENT
SEVERABILITY OF THE APPLICATION ENDORSEMENT
AMEND FEE EXCLUSION
ORDER OF PAYMENTS ENDORSEMENT
SETTLEMENT OPPORTUNITY ENDORSEMENT
CANCELLATION AMENDATORY (PRO RATA)
STATE MANDATORY INCONSISTENT
COST OF CORRECTIONS ENDORSEMENT

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 24    (continued)

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
EXCLUSION 11.7 AMENDED ENDORSEMENT
AMEND NAMED INSURED
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 25

This endorsement, effective 12:01 am	July 30, 2009	forms a part of
policy number 06-283-44-37
issued to NOMURA ASSET MANAGEMENT USA, INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

DELETE ENDORSEMENT #9

In consideration of the premium charged, it is hereby understood and agreed that ENDORSEMENT # 9, RUN-OFF ENDORSEMENT, is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS SHALL REMAIN UNCHANGED.

/s/ John Doyle
AUTHORIZED REPRESENTATIVE

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIM REPORTING INFORMATION SHEET

Reporting Under Policy/Bond Number: ***06-283-44-37*** Date: ____________________

Type of Coverage: ***IMI0100***

Insured's Name, As Given On Policy Declarations (Face Page):

NOMURA ASSET MANAGEMENT USA, INC.

Contact Person: ____________________

Title: ____________________

Phone: _(________)______-______________ Ext. ____________________

Case or Claimant Name: ____________________

If The Party Involved Is Different From "Insured" Name (As Given On Policy Declarations) State Relationship:____________________

Insurance Broker/Agent: ***MARSH USA, INC.***

Contact: ***MEREDITH A. FRICK***

Phone: ____________________

Please Provide The Information Requested Above So That We May Expedite Our Service To You.

Phone: (888) 602-5246
Contact: (866) 227-1750
Email: c-Claim@chartisinsurance.com

FIDELITY BOND AGREEMENT

AGREEMENT made as of July 31, 2007, by and among JAPAN SMALLER CAPITALIZATION FUND, INC., and KOREA EQUITY FUND, INC. each of which is a Maryland corporation.
WITNESSETH

WHEREAS, the above-named registered investment companies (the "Funds") are joint named insureds under a bond issued by the Vigilant Insurance Company of the Chubb Group of Insurance Companies (the "Bond");

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940 requires that each registered investment company named as an insured on a joint insured bond enter into an agreement with the other named insureds containing certain provisions regarding the respective shares to be received by said insured in the event recovery is received under the joint insured bond as a result of a loss sustained by them;

NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1.  Joint Insured Bond.  The Funds shall maintain in effect a joint fidelity insurance bond from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the bond is issued, insuring the Funds against larceny and embezzlement and covering such of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds.  The Bond shall name each party as an insured and shall comply with the requirements of such bonds established by Rule 17g-1.

2.  Allocation of Premium.  Each party hereto shall pay a percentage of the total premium of the Bond which equals the portion of the aggregate amount of coverage allocated to such party.

3.  Allocation of Proceeds.

a)  If one or more parties sustain a single loss for which recovery is received under the Bond, each party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all parties sustaining a single loss.
(b)  If the recovery is inadequate to indemnify fully all parties sustaining a single loss, the recovery shall be allocated among the parties as follows:
(i)  Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity bond coverage which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1); and
(ii)  The remaining portion of the recovery (if any) shall be allocated to each party sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each party's loss which is not fully indemnified bears to the sum of the unindemnified losses of all parties.  If such allocation would result in any party's receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated to the other parties whose losses would not be fully indemnified as a result of the foregoing allocation.

4.  Claims and Settlements.  Each party shall, within ten days after the making of any claim under the Bond, provide the other parties with written notice of the amount and nature of such claim.  Each party shall, within ten days after the receipt thereof, provide the other parties with written notice of the terms of settlement of any claim made under the Bond by such party.

5.  Modification and Withdrawal.  Each party hereby consents to additional investment companies advised by Nomura Asset Management U.S.A. Inc. being named as a joint insured under the Bond and this Agreement.  If pursuant to Rule 17g-1, any party shall determine that the coverage described herein should otherwise be modified, it shall so notify the other parties hereto, indicating the nature of the modification which it believes to be appropriate.  This Agreement shall be so modified with the written consent of a majority of the parties.  Any party may withdraw from this Agreement at any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than thirty days' prior written notice to the other parties of such withdrawal.  Upon withdrawal, such party shall cease to be a named insured on the Bond and shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal.

6.  Governing Law.  This Agreement shall be construed in accordance with the laws of the State of New York.

7.  No Assignment.  This Agreement is not assignable.

8.  Notices.  All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at Two World Financial Center, Building B, New York, New York 10281.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first above written.

JAPAN SMALLER CAPITALIZATION FUND, INC.

By  /s/ Rita Chopra-Brathwaite
                     Treasurer

KOREA EQUITY FUND, INC.

By  /s/ Rita Chopra-Brathwaite
                     Treasurer

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JAPAN SMALLER CAPITALIZATION FUND, INC.

KOREA EQUITY FUND, INC.

Special Meeting of the Boards of Directors

July 28, 2009

RESOLVED, that the terms and amount of joint insured fidelity bond to be obtained from Continental Insurance Company in the aggregate amount of $1,050,000 covering the Funds, be, and they hereby are approved;

FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized to cause the Japan Fund to pay 57.14 percent of the total premium payable with respect to such bond and the Korea Fund to pay the remaining 42.86 per cent of such premium payable with respect to such bond;

FURTHER RESOLVED, that the amount of the fidelity bond coverage be, and it hereby is, approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the value of the assets of each Fund, the type and terms of the arrangement made for custody of each Fund’s assets, and the nature of the securities in each Fund’s portfolio;

FURTHER RESOLVED, that the form of Joint Fidelity Bond Agreement between each Fund and the other named joint insureds utilized with respect to the current year is approved for another year;

FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized and directed to take such action as they deem necessary and appropriate with respect to obtaining additional fidelity bond coverage pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); and

FURTHER RESOLVED, that the Secretary be, and he hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.